UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70007

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Palladium, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

888 S Harrison Street, Suite 900
(No. and Street)

Fort Wayne	IN	46802
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael McGlothlin	260-434-9710	Mike.McGlothlin@ashbrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W Wacker Drive, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FIRST PALLADIUM, LLC

FINANCIAL STATEMENT

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2023

FIRST PALLADIUM, LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Michael McGlothlin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Palladium, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF INDIANA NOTARY SEAL
LARISSA C BROWN
Notary Public, State of Indiana
Allen County
Commission #NP0738647
My Commission Expires
January 23, 2030

Signature: Michael J McGlothlin

Title:
CEO

Larissa C. Brown
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
First Palladium, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of First Palladium, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2018.

Chicago, Illinois
February 12, 2024

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

FIRST PALLADIUM, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

Assets		
Cash	$	2,536,919
Other Assets		42,326
Commissions Receivable - Short-Term		2,659,045
Commissions Receivable - Long-Term		6,384,156
Total Assets	$	11,622,446
Liabilities and Member's Equity		
Accounts Payable and Accrued Liabilities	$	5
Accounts Payable - Parent		13,539
Commissions Payable - Short-Term		146,965
Commissions Payable - Long-Term		950,772
Total Liabilities		1,111,281
Member's Equity		10,511,165
Total Liabilities and Member's Equity	$	11,622,446

The accompanying notes are an integral part of this statement.

FIRST PALLADIUM, LLC
NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: First Palladium, LLC (the "Company", "First Palladium") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Ash Brokerage, LLC ("Parent") and operates out of its principal office in Fort Wayne, IN. First Palladium is engaged in the wholesale brokerage of variable life insurance and variable annuity products. A small percentage of First Palladium's business is engaged in retail sales of variable life insurance and variable annuity products.

Significant Accounting Policies: A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations and cash flows.

Management Estimates and Assumptions: Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and expenses during the reporting period. Significant estimates include commissions receivable and payable. Actual results could vary from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes.

Cash: The Company maintains its cash balances in a financial institution insured by the Federal Deposit Insurance Corporation and may at times exceed the insurance provided on such deposits. The Company has not experienced any losses in such accounts.

Commissions Receivable/Payable: Commissions receivable/payable represent an estimate of commissions due from insurance carriers and to agencies over the term of the policies placed. The Company establishes an estimate based on multiple factors including but not limited to expected duration of commission payments, type of product sold and average expected rate of renewal. Receivables and payables classified as short-term do not include any material amounts that are collectible or due after one year.

First Palladium records a receivable and payable to coincide with the net revenue recognized when a case is placed in-force. The receivable associated with the first-year commissions earned on a policy is recognized as short-term with any estimates of revenue for case renewals recognized as a long-term receivable. As time elapses, a portion of the long-term receivable and payable is moved to short-term receivable/payable.

All of the Company's receivables are due from companies in the insurance industry. The Company continually monitors creditworthiness of companies for which product offerings are brokered to mitigate risk of credit loss. No allowance for uncollectable commissions receivable was deemed necessary by management as of December 31, 2023 and January 1, 2023. Short-term and long-term commissions receivable were $1,892,426 and $5,018,882 as of January 1, 2023, respectively.

Financial Instruments – Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable.

The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Revenue Recognition: Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Significant Judgments: Revenue from contracts with customers includes commissions on the sale of variable life insurance and variable annuity products. Sale of such variable products by insurance carriers must be transacted through a registered broker-dealer. The recognition of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied do to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

First Palladium provides its customers with policy placement services of variable life insurance and variable annuity products. Customers can only benefit from the services that the Company provides if a policy is formally placed with an insurance carrier and coverage is extended to the policyholder. Placement services are highly interdependent and not capable of being distinct; therefore, management deems the placement of a policy as a singular performance obligation. The Company does not provide any additional services beyond the placement of policies; therefore, no additional performance obligations were identified by management.

The Company receives consideration for services in the form of a commission from the applicable insurance company. Commissions include first-year and renewal amounts that are received over time and at a rate determined by the underlying insurance product placed. Because First Palladium has a singular performance obligation, the associated revenue for the full commissionable duration of the policy is estimated and recognized upon placement of the policy.

The consideration for both first-year and renewal commission amounts include variable components which are dependent upon a policy remaining in-force (persistency) over a period of time. Management utilized the most likely amount method to estimate the variable component of commission consideration which includes a calculation for average persistency and an estimate of the commissionable duration for each product. Persistency rates are applied to policies as a means for discounting projected revenues associated with renewals. Revenue is recorded at the transaction price which is calculated as follows:

Transaction price equals policy premium multiplied by contract rate multiplied by commissionable duration multiplied by persistency factor (renewals only).

The Company acts as an agent between the carriers and the end policyholder; therefore, commission revenue is recognized on a net basis excluding any commission amounts paid or payable to other agents associated with each case.

Income Taxes: First Palladium is a single member limited liability company, which is disregarded for income tax purposes and its operating results are allocated to Parent. No provision or liability for income taxes has been included in these financial statements.

NOTE 2 – RELATED-PARTY TRANSACTIONS

The Company participates in a services agreement with the Parent to provide certain services, including but not limited to, finance and accounting, compliance, IT support, and office facilities and related services for $13,539 per month. At December 31, 2023, $13,539 was due to the Parent.

NOTE 3 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

The Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,425,638 which was $1,351,553 in excess of its required net capital of $74,085. The Company's net capital ratio was 0.78 to 1 for 2023.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompany financial statement was issued.